SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

—   Press Release dated September 9, 2004;
—   Analyst Presentation dated September 10, 2004 — 2004 Interim Results

Press Release

Enel Board approves first half 2004 results

Ebitda 5,349 million euro, +14.2%
Net income 2,047 million euro, +70.6%
Interim 2004 dividend payment of 0.33 euro per share
from November 25, 2004

Rome, September 9, 2004 — The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, today approved the results for the first half of 2004.

Key consolidated figures (euro millions):

	H1 2004		H1 2003		Change
Revenues	16,948		15,421		+9.9%
Ebitda (gross operating margin)	5,349		4,685		+14.2%
Ebit (operating income)	3,047		2,231		+36.6%
Net income	2,047		1,200		+70.6%
Net financial debt	24,030	*	24,174	**	–0.6%

*	on June 30, 2004;
**	on December 31, 2003

Key events

•	Successful IPO of Terna; one billion shares placed (50% of share capital) for 1.7 billion euro.

•	Agreement to sell group real estate for 1.4 billion euro reached in July, 2004.

•	Agreement to acquire two Romanian electricity distribution companies (1,400,000 clients).

•	Awarded management contract for a power plant (450 MW) in St. Petersburg.

•	Agreement to acquire gas companies in Sicily and Campania (73,000 customers).

•	Approval of bill for the restructuring of the energy sector (Marzano Law).

•	Launch of the wholesale electricity pool and the activities of the Single Buyer (Acquirente Unico).

Paolo Scaroni, Enel’s chief executive, said: “I am very pleased with Enel’s first half results. The strategy we have implemented is delivering a significantly improved operating performance in each of our businesses. The Generation Division and the Sales, Infrastructure and Networks Division improved their operating results in a flat electricity market. Wind is meeting its growth targets.”

Consolidated results for the first half of 2004

Figures for the first half of 2003 are not presented on a pro-forma basis as changes to the scope of consolidation between the two periods did not affect their comparability. The launch of the wholesale electricity pool and the activities of the Single Buyer (Acquirente Unico) resulted in higher revenues and higher costs of approximately 1.6 billion euro.

Revenues for the first half of 2004 were 16,948 million euro, an increase of 9.9% compared with the same period in 2003.

Ebitda (gross operating margin) for the period rose to 5,349 million euro from 4,685 million euro for the first half of 2003, an increase of 14.2%. While all business areas saw growth, significant contributions came from Generation and Energy Management (+202 million euro), Sales, Infrastructure and Networks (+207 million euro) and Telecommunications (+334 million euro).

Ebit (operating income) was 3,047 million euro, an increase of 36.6% from 2,231 million euro in the first half of 2003. This was the result of an increase in Ebitda and reduced depreciation applied to the distribution and transmission networks following the extension of the assets’ useful life.

Net income in the first half of 2004 totaled 2,099 million euro. Excluding minority interests, net income was 2,047 million euro, an increase of 70.6% from 1,200 million euro in the first half of 2003. The increase was due to an improvement in the operating income and gains from the disposal of 50% of Terna’s share capital. Group net income, excluding extraordinary non-recurring items, rose 44% from 859 million euro in the first half of 2003 to 1,237 million euro.

The consolidated balance sheet on June 30, 2004 registered total shareholders’ equity of 22,260 million euro (21,315 million euro at the end of 2003) and net financial debt of 24,030 million euro (24,174 million euro at the end of 2003). The debt-to-equity ratio at the end of the first half of 2004 stood at 1.08; it was 1.13 on December 31, 2003.

Capital expenditure in the first half of 2004 was 1,547 million euro, compared with 1,684 million euro in the first six months of 2003. Investment over the period, which was more than fully covered by amortization and depreciation, mainly regarded the ongoing conversion of power plants with the aim of shifting the fuel used towards a more efficient mix, in particular the starting of the Torre Valdaliga Nord conversion (Civitavecchia). Other investments included the digital meter project, the Telecommunications network and the completion of Terna’s Brazilian network.

Headcount at the end of June 2004 stood at 63,023. At the end of 2003 the figure was 64,770. The balance between new hires and redundancies was a negative 954, while changes to the Group’s perimeter brought a reduction of 793.

An analysis by business areas follows

PARENT COMPANY FIRST HALF 2004 RESULTS

The Parent company, Enel S.p.A., sets strategy at the Group level and for subsidiaries, as well as coordinating their activities. As a result of contractual obligations, the Parent company temporarily retains multi-year electricity import contracts. This energy was sold to Enel Distribuzione at prices established by the sector Authority until March 31, 2004 and was subsequently transferred to the Single Buyer, as stated by the Industry Ministry decree of December 19, 2003.

In the first half, through the application of new regulations in corporate law and fiscal law, additional write-downs accounted for in prior statutory income statements for fiscal reasons only were reversed. As a consequence, first half income and shareholders equity, on June 30, 2004, include 2,241 million euro related to these changes to corporate and fiscal laws which had been applied until December 31, 2003 and were mainly connected to write-downs of equity investments effected in prior years in accordance with article 2426, paragraph 2, of the civil code, abrogated from January 1, 2004. The reversal has been reported as extraordinary gains for the period.

Figures (euro millions):

	H1 2004	H1 2003	Change
Revenues	504	540	–6.7%
Ebit	86	105	–18.1%
Equity income	1,583	1,410	+12.3%
Extraordinary items	3,752	407	—
Net income	5,304	1,244	—

In the first half of 2004, Parent company revenues amounted to 504 million euro. The sale of electricity to Enel Distribuzione contributed 181 million euro, and sales to the Single Buyer 191 million euro. The overall decrease in revenues is due to lower electricity imports.

Equity income in the first half of 2004 was 1,583 million euro and refers to dividends distributed by subsidiaries on 2003 results, amounting to 1,838 million euro, while write-downs of equity investments totaled 255 million euro.

Extraordinary items totaled 3,752 million euro and included a 1,248 million euro capital gain from the public offering of 50% of the share capital of Terna, a 296 million euro capital gain stemming from the contribution of Enel.Net to Wind and a net 2,241 million euro from the above-mentioned reversal of fiscal items.

Net income in the first half of 2004 amounted to 5,304 million euro compared with 1,244 million euro in the first half of 2003. The increase also benefited from the net effect of new accounting rules introduced by the above-mentioned reform of corporate and tax laws (2,241 million euro) and from the capital gain of the Terna IPO.

The balance sheet on June 30, 2004 registered shareholders’ equity of 15,307 million euro (11,997 million euro on December 31, 2003). The 3,310 million euro increase is mainly due to the difference between net profit for the first half of 5,304 million euro and the 2,195 million euro in dividends distributed. Net financial debt on June 30, 2004 stood at 3,892 million euro, a decrease of 3,054 million euro compared with the end of 2003, mainly due to the sourcing of a total 2,900 million euro, arising from the 1,200 million euro capital reimbursement from Terna and the proceeds of the Terna IPO (1,700 million euro).

BOARD APPROVES DISTRIBUTION OF INTERIM DIVIDEND FOR 2004

Given that the Parent company registered a first half 2004 net profit of 5,304 million euro — which adjusted for the effects of the earlier mentioned changes to corporate and tax law amounts to 3,063 million euro — and in the light of the performance expected for the remainder of 2004, the Board decided to distribute an interim dividend for 2004 of 0.33 euro per share, as already announced.

The auditor KPMG S.p.A. released its favorable opinion on September 8, 2004, in accordance with article 2433-bis of the civil code.

The interim dividend — gross of withholding tax, if any — will be paid from November 25, 2004, with the ex-dividend date of coupon no. 4 falling on November 22, 2004.

At 10 a.m. (Rome time) tomorrow, September 10, 2004, at Enel’s Auditorium, Viale Regina Margherita 125, Rome, Enel will present the first half 2004 results and an update on the progress of the industrial plan to analysts and institutional investors. The presentation will be followed by a press conference.

Documents relating to the presentation will be available on Enel’s website in the investor relations section from the beginning of the event.

The reclassified income statement and balance sheet for the Enel Group and the Parent company, Enel S.p.A., follow. These tables and related notes have been delivered to the Board of Statutory Auditors and the external Auditors for their evaluation.

*****

RESULTS BY DIVISION

Generation and Energy Management

Figures (euro millions):

	H1 2004	H1 2003	Change
Revenues	6,029	6,193	–2.6%
Ebitda	2,007	1,805	+11.2%
Ebit	1,399	1,175	+19.1%
Capex	376	286	+31.5%

The Division’s revenues in Italy amounted to 5,754 million euro, with a decrease of 203 million euro from the first half of 2003, while Ebitda rose by 11.3% to 1,905 million euro and Ebit was 1,372 million euro (+19.3%). This was due to an improved fuel mix, increased hydroelectric generation, and activities related to ancillary services linked to the launch of the wholesale electricity pool, which more than offset the decline in volumes of net thermoelectric generation output.

Investments in power plants in Italy rose to 280 million euro (+26.1%). In the thermoelectric area they were mainly linked to the conversion to coal of the Torre Valdaliga Nord plant, while in the hydroelectric area they were connected to the repair and re-powering of a number of plants.

Enel net electricity generation in Italy

Millions of kWh

	H1 2004		H1 2003		Change
Thermoelectric	43,951	71.2%	49,130	74.3%	(5,179)	–10.5%
Hydroelectric	15,098	24.4%	14,439	21.8%	659	4.6%
Geothermal	2,587	4.2%	2,495	3.8%	92	3.7%
Other sources	108	0.2%	33	0.1%	75	227.3%
TOTAL	61,774	100.0%	66,097	100.0%	(4,353)	–6.6%

International activities produced revenues of 275 million euro, an increase of 16.5% compared with the same period a year earlier. The increase came from Enel Union Fenosa Renovables (acquired at the end of December 2003) and Maritza, the company which controls a plant in Bulgaria (consolidated from April 1, 2003). Net generation outside Italy in the first half of 2004 totaled 5.5 TWh. Ebitda rose to 102 million euro (+8.5%) and Ebit rose to 27 million euro (+8%).

First half investment in power plants amounted to 88 million euro, with the launch of modernization and environmental improvement programs at Maritza accounting for 58 million euro.

*****

Sales, Infrastructure and Networks

Figures (euro millions):

	H1 2004	H1 2003	Change
Revenues	9,986	10,244	–2.5%
Ebitda	1,958	1,751	+11.8%
Ebit	1,515	1,071	+41.5%
Capex	758	821	–7.7%

Electricity

Electricity revenues for the Sales, Infrastructure and Networks Division in Italy totaled 8,973 million euro, a decline of 366 million euro from the first half of 2003. This decline is linked to lower sales to other distributors as a consequence of the full operation of the Single Buyer. Ebitda was 1,758 million euro in the first half of 2004, an increase of 182 million euro (+11.5%) compared with the first half of 2003 as a consequence of reductions in operating costs and the recouping of electricity sold but not billed in 2003. Together, these components more than offset the effect of lower tariffs in the first half. Ebit in the first half of 2004 totaled 1,399 million euro, with an increase of 417 million euro compared with the same period in 2003 (+42.5%), reflecting lower depreciation following the redefinition of the useful life of the assets.

The roll-out of the digital meter project continued with 3.9 million new meters installed over the period, bringing the total installed to 17.3 million. At the program’s completion, approximately 30 million new meters will be installed.

Revenues from operations outside Italy in the first half of 2004 amounted to 210 million euro, an increase of 49 million euro (+30.4%) compared with the same period in 2003. This was essentially due to the increase in volumes. Ebitda amounted to 33 million euro, an increase of 1 million euro compared with the first half of 2003, while Ebit was 18 million euro, with an increase of 3 million euro compared with the same period in 2003.

Gas

Revenues from the gas business in the first half of 2004 were 803 million euro (+7.9%). Volumes sold rose from 2,454 million cubic meters in the first half of 2003 to 3,003 million cubic meters in the first half of 2004 (+22.4%). As of June 30, 2004, the number of customers served stood at approximately 1,856,000 spread over the entire country. First half Ebitda came to 167 million euro, with an increase of 24 million euro (+16.8%) compared with the same period in 2003, benefiting from the increase in volumes sold and transported, as well as savings on fuel supply costs. Ebit was 98 million euro (+32.4%).

*****

Transmission Networks (Terna)

Figures (euro millions):

	H1 2004	H1 2003	Change
Revenues	519	450	+15.3%
Ebitda	347	306	+13.4%
Ebit	252	175	+44.0%
Capex	137	173	–20.8%

In the first half of 2004, Enel concluded the flotation of 50% of Terna’s share capital on the Milan stock exchange. Before the flotation, in accordance with the shareholders’ resolution of January 28, 2004, Terna reduced its share capital from 2,036 million euro to 440 million euro, with the aim of optimizing the company’s financial structure.

Revenues in the first half of 2004 totaled 519 million euro, an increase of 69 million euro (+15.3%) compared with the first half of 2003. This was mainly due to the start of operation of the Brazilian transmission lines and the adjustment of tariffs for the new 2004-2007 regulatory period as decided by the sector authority. Ebitda was 347 million euro, with an increase of 41 million euro (+13.4%) compared with the first half of 2003. Ebit totaled 252 million euro, an increase of 77 million euro (+44%) as a result of the 48 million euro reduction in depreciation following the redefinition, at the end of 2003, of the assets’ useful life (in the first half of 2003 these assets were still depreciated at the higher rates).

*****

Telecommunications (Wind)

Figures (euro millions):

	H1 2004	H1 2003	Change
Revenues	2,408	2,123	+13.4%
Ebitda	814	480	+69.6%
Ebit	(209)	(396)	+47.2%
Capex	230	348	–33.9%

Wind’s operating results continue to register strong growth. The increase in revenues (+13.4%), the reduction in operating costs as a consequence of the restructuring and reorganization started at the end of 2003 and the definition of the new turnover contribution (194 million euro) all resulted in a significant increase in Ebitda (+69.6%).

Total revenues rose 13.4% from 2,123 million euro in the first half of 2003 to 2,408 million euro in the first half of 2004. Mobile revenues totaled 1,181 million euro, an increase of 147 million euro (+14.2%) from the first half of 2003. Fixed-line and Internet revenues in Italy were 751 million euro (-7.4%) in the first half of 2004. Activities in Greece (Tellas) posted total revenues of 54 million euro, an increase of 43 million euro. Other revenues — including the turnover contribution, extraordinary items, intra-group revenues and terminal sales — amounted to 422 million euro.

In mobile sector, Wind increased its market share to 18.5%, from 17.3% at the end of 2003, with approximately 10.6 million Sim cards (9.6 million at the end of 2003).

In fixed-line sector, Wind had 2.6 million active customers at the end of June, representing approximately 10% of the market.

In Internet access, Wind confirmed its position as market leader with 16.4 million registered customers, an increase of 7.9% from 15.2 million at the end of 2003, with approximately 3 million active users. Broadband Internet access services saw a significant increase in customer numbers which stood at 223,000 at the end of June 2004, up from approximately 141,000 at the end of 2003 (+58.2%).

Excluding the incumbent, Wind has the most extensive national fiber optic network with over 18,200 kilometers of backbone. Further, Wind continued to plan and build its urban fiber optic network which, at the end of June 2004, covered 2,300 kilometers. This will enable Wind to supply large capacity and high performance voice, data and Internet access services, as well as optimizing interconnection costs.

In the first half of 2004, Wind also continued to develop its UMTS access network with coverage of many cities.

*****

Services and Other activities

Figures (euro millions):

	H1 2004	H1 2003	Changes
Revenues	1,004	1,259	–20.3%
Ebitda	182	256	–28.9%
Ebit	60	134	–55.2%
Capex	46	56	–17.9%

The purpose of this Division is to ensure competitive services to all other Enel operating Divisions and simultaneously optimize its activities on the third parties market. In the first quarter of 2004, the fiber optic telecommunications network (Enel.Net) was contributed to Wind and the relative values were included in Telecommunications from January 1, 2004. Enelpower, the Group’s engineering company, posted revenues of 583 million euro in the first half, a decrease of 154 million euro (-20.9%), mainly due to the nearing completion of foreign contracts.

*****

Consolidated Income Statement

	1st Half
In millions of euro	2004		2003		Change
		(%)		(%)		(%)
Revenues:
— Electricity sales and Electricity Equalization Fund contributions	11,685	68.9	9,984	64.7	1,701	17.0
— Telecommunication services	2,058	12.1	1,931	12.5	127	6.6
— Sale of gas to end-users	780	4.6	691	4.5	89	12.9
— Other services, sales and revenues	2,425	14.4	2,815	18.3	(390)	–13.9
Total revenues	16,948	100.0	15,421	100.0	1,527	9.9

Operating costs:
— Personnel	1,646	9.7	1,744	11.3	(98)	–5.6
— Fuel consumed for thermal generation	1,599	9.5	1,912	12.4	(313)	–16.4
— Electricity purchased	4,106	24.2	2,492	16.2	1,614	64.8
— Interconnections and roaming	673	4.0	687	4.5	(14)	–2.0
— Services, leases and rentals	1,968	11.6	1,818	11.8	150	8.3
— Fuel for trading and gas for resale to end-users	1,051	6.2	1,318	8.5	(267)	–20.3
— Materials	647	3.8	755	4.9	(108)	–14.3
— Other costs	376	2.2	437	2.8	(61)	–14.0
— Capitalized expenses	(467)	–2.8	(427)	–2.8	(40)	9.4
Total operating costs	11,599	68.4	10,736	69.6	863	8.0

GROSS OPERATING MARGIN	5,349	31.6	4,685	30.4	664	14.2

Depreciation, amortization and accruals:
— Depreciation and amortization	2,060	12.2	2,272	14.7	(212)	–9.3
— Accruals and write-downs	242	1.4	182	1.2	60	33.0
Total depreciation, amortization and accruals	2,302	13.6	2,454	15.9	(152)	–6.2

OPERATING INCOME	3,047	18.0	2,231	14.5	816	36.6
— Net financial income (expense)	(566)	–3.3	(568)	–3.7	2	0.4
— Equity income (expense)	(16)	–0.1	(4)	—	(12)	—
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	2,465	14.6	1,659	10.8	806	48.6
— Extraordinary items	732	4.3	254	1.6	478	—
INCOME BEFORE TAXES	3,197	18.9	1,913	12.4	1,284	67.1
— Income taxes	1,098	6.5	794	5.1	304	38.3
INCOME BEFORE MINORITY INTERESTS	2,099	12.4	1,119	7.3	980	87.6
— Minority interests	(52)	–0.3	81	0.5	(133)	—

GROUP NET INCOME	2,047	12.1	1,200	7.8	847	70.6

Consolidated Balance Sheet

In millions of euro	at June 30, 2004	at Dec. 31, 2003	Change
Net fixed assets:
— Tangible and intangible	50,215	50,731	(516)
— Financial	480	531	(51)
Total	50,695	51,262	(567)

Net current assets:
— Trade receivables	8,150	6,991	1,159
— Inventories	4,404	4,211	193
— Other assets and net receivables from Electricity Equalization Fund	991	986	5
— Net tax receivables (payables)	513	(780)	1,293
— Trade payables	(6,280)	(5,835)	(445)
— Other liabilities	(7,754)	(7,627)	(127)
Total	24	(2,054)	2,078

Gross capital employed	50,719	49,208	1,511

Provisions:
— Employee termination indemnity	(1,194)	(1,298)	104
— Retirement benefits	(457)	(462)	5
— Net deferred taxes	(1,578)	(476)	(1,102)
— Other provisions	(1,200)	(1,483)	283
Total	(4,429)	(3,719)	(710)

Net capital employed	46,290	45,489	801

Group Shareholders’ Equity	21,165	21,124	41
Minority interests	1,095	191	904
Total Shareholders’ Equity	22,260	21,315	945

Net financial debt	24,030	24,174	(144)

TOTAL	46,290	45,489	801

Enel S.p.A.
Income statement

	1st Half
In millions of euro	2004	2003	Change
Revenues:
— Electricity sales	372	424	(52)
— Other revenues from Group companies	123	105	18
— Other revenues from third parties	9	11	(2)
Totale revenues	504	540	(36)

Operating costs:
— Personnel	34	34	—
— Electricity purchased	285	306	(21)
— Services, leases and rentals	67	54	13
— Other costs	21	26	(5)
Total operating costs	407	420	(13)

GROSS OPERATING MARGIN	97	120	(23)

— Depreciation, amortization and accruals	11	15	(4)

OPERATING INCOME	86	105	(19)

— Equity income (expense)	1,583	1,410	173
— Net financial income (expense)	(128)	(111)	(17)
— Extraordinary items	3,752	407	3,345

INCOME BEFORE TAXES	5,293	1,811	3,482

— Income taxes	(11)	567	(578)

NET INCOME	5,304	1,244	4,060

Enel S.p.A.
Balance Sheet

In millions of euro	at June 30, 2004	at Dec. 31, 2003	Change
Net fixed assets:
— Tangible and intangible	22	22	—
— Financial	18,848	17,778	1,070
Total	18,870	17,800	1,070

Net current assets:
— Trade receivables	145	6	139
— Other assets and net receivables from Electricity Equalization Fund	1,134	1,085	49
— Net receivables from subsidiaries and associates	244	417	(173)
— Net tax receivables (payables)	(68)	328	(396)
— Trade payables	(272)	(290)	18
— Other liabilities	(288)	(275)	(13)
Total	895	1,271	(376)

Gross capital employed	19,765	19,071	694
Provisions	(566)	(128)	(438)

Net capital employed	19,199	18,943	256

Shareholders’ Equity	15,307	11,997	3,310
Net financial debt	3,892	6,946	(3,054)

Total	19,199	18,943	256

2004 Interim Results Rome, 10 September 2004

1st Half Ordinary Net Income* H1 '02 H1 '03 859 Turnaround in underlying profitability H1 '04 367 1.237 *excluding extraordinary and non recurring regulatory items mn €

3 Continue to focus on core business Additional savings through three major efficiency programs Reduce stake in Terna Divest from Wind 2004 - 2006 Agenda Focus on cash generation for shareholder value Operations Portfolio

Agenda Financial Highlights Businesses and Targets Conclusions Questions & Answers

Income statement (Euro Mn) (1) Calculated on revenues net of the Single Buyer effect

(1) Net Income less non recurring items From EBIT to EPS (Euro Mn)

2003 2004 0 0 GEM 1805 2007 MIR 1751 1958 Reti di Trasmissione 306 347 S&H 343 223 Wind 480 814 1H2003 1H2004 4,685 5,349 Networks & Sales Telecom Generation & Energy Mgmt Services & Holding(2) (1) International generation and distribution activities have been reclassified under GEM and N&S respectively (2) Net of intercompany -35.0% +11,8% +13.4% +11.2% Terna +69.6% EBITDA1 by business area (Euro Mn) +14.2%

(1) Excluding debt to Treasury for UMTS license Balance Sheet (Euro Mn)

Capex Extraordinary Activities June 30th, 2004 December 31st, 2003 Down 144 -24,174 +3,919 -1,547 +1,357 -24,030 -6,757 -6,743 ENEL Wind ENEL Wind -3,585 Dividends, Interests and Taxes -17,431 -17,273 2,372 Net Operating Cash Flow Operating Cash Flow Net Debt Evolution (Euro Mn)

Agenda Financial Highlights Businesses and Targets Conclusions Questions & Answers

The Market Generation and Energy Management Business Highlights Enel Demand flat New electricity pool and single buyer in full operation Imports decreased (- 14%vs. '03*) Prices declining slower than anticipated Regained number one position in free market Reservoir level (+17% vs. '03*) Hedged 2004 fuel exposure Conversion program progressing well Finalised stranded costs definition * 1H '04 vs. 1H '03

Fuel Cost Index Reduction O&M/MW Production Mix kEuro (1) Based on $23/bbl Brent Generation and Energy Management Targets Gas CCGT Renewables Oil and Gas ST/OCGT Coal and Orimulsion 2002 Actual 13.9 2006 10.8 11.4 LTM* Thermal 13.1 11.5 2002 Actual LTM* 2006 11.7 Large Hydro 2002 1H 2004 Target Rinnovabili 0.24 0.29 0.32 Carbone e Orimulsion 0.22 0.27 0.47 Gas CCGT 0.09 0.19 0.2 Olio e Gas ST/OCGT 0.45 0.25 0.01 100 60 1H 2004 2002 Target New entrant(1) = 87 87 On track to reduce cost of MWh by 30% * Latest twelve months

The Market Distribution and Sales Business Highlights Liberalized all non residential customers Gas Volumes increased (+ 3,9 % vs. '03*) Fastest growing player in the liberalized gas market 20% of electricity distribution in Romania Digital meter deployment program on track and benefits confirmed Alliance with IBM to market digital meter globally Enel * 1h '04 vs. 1h '03

Electricity Gas Quality bonus Cash Cost € / Customer1 Sales Volumes (BCM) Distribution Cash Cost € / Customer(2) (1) Excluding Digital Meter, including Sales (2) Excluding Sales, distribution only 2002 Actual €115m 2003 Expected > 150 M€ Distribution and Sales Targets 150 122 129 2006 2002 Actual LTM 3.9 5.3 2002 Actual 2006 5.0 LTM 105 92 2002 Actual 2006 100 LTM

(1) Excluding € 9m for IPO Terna Terna stake reduction to 5% in 2005 GRTN integration underway Structure of sale to maximise shareholder value Net gains from up to 45% sale of Terna distributed to shareholders 2002 Actual Target OPEX/MWh € 0.95 LTM 0.87 (1)

EBITDA Opex/ Revenues (1) Including 194 mn Turnover Contribution Wind Target Actual €m 2005 2002 618 40% CAGR H1 '04 H1 '02 232 H1 '03 2002 31% 22% H1 '04 27% H1 '03 31% 34% H1 '02 480 814 (1) 2005 2004 cash positive

Divest from Wind at the right price Equity story driven by broadband opportunity and convergence CAPEX financed by operating cashflow IPO preferred exit Primary/secondary offering Exit from Wind

Agenda Financial Highlights Businesses and Targets Conclusions Questions & Answers

Conclusion Delivering value to shareholders Strong financial performance On track or ahead on all targets Significant non-recurring regulatory reimbursements Net gains from Terna IPO and Real Estate

Agenda Financial Highlights Businesses and Targets Conclusions Questions & Answers

Disclaimer CAUTIONARY STATEMENT This presentation contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are based on Enel S.p.A.'s current expectations and projections about future events. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by these statements due to any number of different factors, many of which are beyond the ability of Enel S.p.A. to control or estimate precisely, including changes in the regulatory environment, future market developments, fluctuations in the price and availability of fuel and other risks. For more information about these risks, you should refer to the sections "Risk Factors" and "Forward-Looking Statements" in Enel S.p.A.'s annual report on Form 20-F for the year ended December 31, 2003, and the other publicly available documents filed by Enel S.p.A. with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date of this document. Enel S.p.A. does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials. THIS PRESENTATION IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM ENEL S.p.A. OR ANY SELLING SECURITY HOLDER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. THERE IS NO INTENTION TO REGISTER ANY OFFERING OF SECURITIES BY ENEL S.P.A. IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES OF ENEL S.P.A. IN THE UNITED STATES. The operational targets and other forward-looking information contained in this presentation have already been made public in prior presentations made by the Group's top management as part of Enel S.p.A.'s periodic communications to the market about its business and its operating and financial results. These prior presentations were made generally available at the time they were initially given, by filing them with the Borsa Italiana and Consob, furnishing them to the U.S. Securities and Exchange Commission, and posting them on Enel S.p.A.'s web site.

Appendix

1H2003 1H2004 2003 2004 0 0 GEM 1175 1399 MIR 1071 1515 Terna 175 252 S&H 206 90 Wind -396 -209 2,231 3,047 Networks & Sales Telecom Generation & Energy Mgmt Services & Holding(2) (1) International generation and distribution activities have been reclassified under GEM and N&S respectively (2) Net of intercompany Terna EBIT1 by business area (Euro Mn)

Generation & Energy Management (Euro Mn) (1) As of December 31, 2003

Networks & Sales (Euro Mn) Including Euro 2mn intercompany elisions As of December 31, 2003

Operational Data Power Gas

Terna (Euro Mn) (1) As of December 31, 2003

Wind Key Performance Indicators Excluding Machine-to-Machine (approximately 0.3mn) Excluding goodwill amortization Excluding debt to Treasury for UMTS license Excluding goodwill

Services & Holding (Euro Mn) (1) As of December 31, 2003

Debt Structure Average debt maturity: 5 years and 10 months Average cost of debt: 4.5% (Fixed+Hedged)/Total Net Debt = 58% S&P's: A+/A-1 stable Moody's: A1/P-1 negative (outlook under review) 30-Jun-04 31-Dec-03 % change Net Long Term Short Term Cash (2) Net Debt (Euro Mn) Including current maturities of long term debt Including factoring receivables 17,539 16,472 6.5% 24,030 24,174 (0.6%) -686 7,177 8,648 -946 (17.0%) (27.5%) (1)

Consolidated Financial Highlights Quarterly Analysis - Income Statement (Euro Mn) (1) Calculated on revenues net of the Single Buyer effect

2003 2004 GEM 286 376 MIR 821 758 Terna 173 137 S&H 56 46 Wind 348 230 1H2003 1H2004 1,684 1,547 Networks & Sales Telecom Services & Holding Generation & Energy Mgmt Terna -137 Capex (Euro Mn) -33,9% -7,7% -17,9% -20.8% 31,5% -8,1%

Wind's strategy in mobile, fixed and internet Wind's strategy in mobile, fixed and internet Wind's strategy in mobile, fixed and internet Expand On-Net free traffic offers Further enhance brand equity Use i-mode platform for 2 G and 3G technology Reposition Infostrada brand with competitive offer Invest in customer care and new sales channels Develop convergent handset and triple play offer Use new portal services to attract DSL users / traffic Enhance content coversion with Mobile Migrate current narrowband users to broadband

Generation and Energy Management Other Network and Sales Total Opex Reduction Fuel Cost Index % O&M / MW Thermal k€ O&M / MW Large Hydro k€ Cash Cost / Cust - electricity € Cash Cost / Cust - gas € Opex / MWh - Terna € Opex/ Revenues - Wind % LTM €~540 m (1) 1H '04, based on $23/bbl Brent. LTM =92 (2) Including € 9 m for IPO 2002 Actual 100 13.9 13.1 150 105 0,95 31 Summary Operational Targets 2006 Target € 1.1(5) bn 86(3) 10.8 11.5 122 92 **(4) 21 87(1) 11.4 11.7 129 100 0.87(2) 30 (3) Target stated for 2004 (4) Left blank in March '04 due to compliance with Terna IPO procedure (5) Includes € 30 mn for new projects

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated:  September 10, 2004